Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: January 14, 2005

January 14, 2005 09:34 AM US Eastern Timezone

Goldcorp-News Release

TORONTO—(BUSINESS WIRE)—Jan. 14, 2005—GOLDCORP INC. (TSX:G) (NYSE:GG) On January 10, 2005, the Board of Goldcorp expressed its preliminary view that the unsolicited hostile offer received from Glamis Gold Ltd. (“Glamis”) for a proposed merger between the two companies, appears to be the same as the non-binding proposal previously reviewed and rejected by Goldcorp’s board of directors when Glamis first declared its intentions.

The Board’s Special Committee is reviewing the Glamis bid in detail, to determine whether anything emerges that would change the Board’s view and to guide the Board in its response to developments as they occur. The Board and the Special Committee are working closely with its professional advisers and will announce the Board’s formal response to the Glamis offer as soon as possible.

Although the Board has not changed its view that its shareholders should approve Goldcorp’s offer to acquire Wheaton River Minerals Ltd., the Board and Special Committee urge shareholders to await the completion of the Special Committee’s review of Glamis’ unsolicited offer, and the Board’s formal response, before taking any action in response to the Glamis offer. In accordance with applicable securities laws, Goldcorp will not be making public comment about the Glamis offer until the Board has published its formal response. In addition, shareholders are cautioned that Mr. McEwen’s statements to date have been in his personal capacity, as a large shareholder, and not as a Director or Chief Executive Officer of Goldcorp.

Goldcorp’s Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury, positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission and Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with the respect to the offer. Investors and shareholders are strongly advised to read the take-over bid circular and the registration statement and prospectus and tender offer statement (including the offer to purchase, letter of transmittal and related documents) and the related directors’ circular and solicitation/recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors’ circular, at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Goldcorp at the address referred to below. YOU SHOULD READ THE TAKE-OVER BID CIRCULAR AND DIRECTORS’ CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

For further information, please contact:

Goldcorp Inc.:	Wheaton River Minerals Ltd.:
Ian Ball	Julia Hasiwar
Investor Relations	Manager, Investor Relations
Goldcorp Inc.	Wheaton River Minerals Ltd.
145 King Street West	Waterfront Centre
Suite 2700	1560-200 Burrard Street
Toronto, Ontario	Vancouver, British Columbia
M5H 1J8	V6C 3L6
Telephone: (416) 865-0326	Telephone: 1-800-567 6223
Fax: (416) 361-5741	Fax: (604) 696-3001
e-mail: info@goldcorp.com	e-mail: ir@wheatonriver.com
website: www.goldcorp.com	website: www.wheatonriver.com